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SEC MAIL PROCESSING RECEIVED AUG 26 2015 WASH., DC SECTION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 – 26312 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2014 (MM/DD/YY) AND ENDING 06/30/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

TRIUMPH SECURITIES CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 FIFTH AVE., 15TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARJORIE A. BEUTEL (212) 850-2522
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

VB & T CPA, PLLC ATTN: FRANK VAN BUREN, CPA
(Name - *if individual state last, first, middle name)*

250 WEST 57TH ST., SUTIE#1632 (Address) NEW YORK (City) NY (State) 10107 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, ESTEE C. DORFMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRIUMPH SECURITIES CORPORATION, as of JUNE 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________

____________________

____________________

Estee C. Dorfman
Signature

FinOp
Title

Notary Public

BARRY DANIEL BECK
Notary Public, Commonwealth of Massachusetts
My Commission Expires on October 21, 2016

This report ** contains (check all applicable boxes):

x (a) Facing page.
x (b) Statement of Financial Condition.
x (c) Statement of Income (Loss).
x (d) Statement of change in Financial Condition.
x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x (g) Computation of Net Capital.
x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
(o) Supplemental Independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

## AUDITED FINANCIAL STATEMENTS

JUNE 30, 2015

TRIUMPH SECURITIES CORPORATION
FINANCIAL STATEMENTS
JUNE 30, 2015

**CONTENTS**

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Triumph Securities Corporation

We have audited the accompanying financial statements of Triumph Securities Corporation, (the "Company") (a New York company), which comprise the statement of financial condition as of June 30, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Triumph Securities Corporation as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. This supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
August 24, 2015

**Registered with the Public Company Accounting Oversight Board**
**Member of the American Institute of Certified Public Accountants**

TRIUMPH SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2015

## ASSETS

| | |
|---|---|
| Cash | $ 67,460 |
| Investments, at fair value | 64,108 |
| Other | 1,301 |
| TOTAL ASSETS | $ 132,869 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable | $ 5,054 |
| Accrued expenses | 3,731 |
| TOTAL LIABILITIES | $ 8,785 |
| Stockholder's Equity: | |
| Common stock, par value $1.00 Authorized 20,000,000 shares; issued and outstanding 100 shares | 100 |
| Additional paid-in capital | 518,180 |
| Accumulated deficit | (394,196) |
| TOTAL STOCKHOLDER'S EQUITY | 124,084 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 132,869 |

The accompanying notes are an integral part of these financial statements.

TRIUMPH SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2015

| | | |
|---|---|---|
| Revenues: | | |
| Transaction Related Income | $ | 75,000 |
| TOTAL REVENUES | | 75,000 |
| Expenses: | | |
| General and administrative expenses | $ | 15,762 |
| Professional fees | | 47,753 |
| Registration fees | | 1,573 |
| TOTAL EXPENSES | | 65,088 |
| Net profit before taxes | | 9,912 |
| Income tax expense | | (455) |
| Net profit after taxes | $ | 9,457 |

The accompanying notes are an integral part of these financial statements.

TRIUMPH SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2015

| | Common Stock | Additional Paid in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance at June 30, 2014 | $ 100 | $ 518,180 | $ (403,654) | $ 114,627 |
| Contributions | - | - | - | - |
| Net Profit | - | - | 9,457 | 9,457 |
| Balance at June 30, 2015 | $ 100 | $ 518,180 | $ (394,197) | $ 124,084 |

The accompanying notes are an integral part of these financial statements.

TRIUMPH SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2015

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net profit | | $ 9,457 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Increase in other assets | $ 290 | |
| Increase in accounts payable | $ 5,054 | |
| Decrease in accrued expenses | $ (3,559) | |
| Total Adjustments | | 1,758 |
| Net cash used in operating activities | | 11,242 |
| Cash flows from financing activities: | | |
| Capital contributions | | 0 |
| Net cash provided by financing activities | | 0 |
| Net increase in cash | | 11,242 |
| Cash at June 30, 2014 | | 56,218 |
| Cash at June 30, 2015 | | $ 67,460 |

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes

The accompanying notes are an integral part of these financial statements.

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of Triumph Resources Corporation)
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2015

NOTE 1. ORGANIZATION AND OPERATIONS

Triumph Securities Corporation (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated on May 20, 1981 to sell and distribute units in oil and gas limited partnerships, of which Triumph Resources Corporation, the Company's parent, is the general partner.

On November 21, 1986, the parent company was involved in an acquisition by Prometheus, Inc. The transaction was treated as a reverse purchase acquisition, whereby stockholders of Triumph Resources Corporation received 90% of the common stock of the new parent company, Triumph Oil and Gas Corporation ("Triumph") and stockholders of Prometheus, Inc. received 10% of Triumph. Triumph Securities Corporation remained a wholly owned subsidiary of Triumph Resources Corporation.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting where revenues are recognized when earned and expenses when incurred. This basis of accounting conforms to generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At June 30, 2015, the Company had investment in securities in the aggregate amount of $64,108 which was valued using Level 3 inputs.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2015 the Company had net capital of $58,675, which exceeded their minimum net capital requirements by $53,675. The Company's net capital ratio was 0.15 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

The Parent allocated rent and utility costs for shared office space to the Company in the amount of $13,479 for the year ended June 30, 2015.

NOTE 5. INCOME TAXES

The Company is included in the consolidated federal tax return of the parent company. State and local taxes are provided based upon separate return filings. No Federal income taxes were allocated to the Company's fiscal year ending June 30, 2015.

The entire provision included in the statement of operations consists of the state and local income taxes. The company has determined that there are no uncertain tax positions which require adjustment of disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2014, 2013 and 2012.

The expense for state and local income taxes in the amount of $455 was recognized for the fiscal year ending June 30, 2015.

## NOTE 6. FAIR VALUE MEASUREMENTS

The following table discloses a reconciliation of investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended June 30, 2015:

| | Investment in Funds |
|---|---|
| Beginning Balance, June 30, 2014 | $ 64,108 |
| Total gains or losses (realized and unrealized) | - |
| Purchase and sales, net | - |
| Ending Balance, June 30, 2015 | $ 64,108 |
| The amount of gains (losses) including in income attributable to the change in unrealized gains (losses) relating to assets still held at June 30, 2015 | $ - |

Gains and losses (realized and unrealized), if any, are included in the Statement of Operations.

Transfers between levels are recognized at the end of the reporting period.

## NOTE 7. COMMITMENTS, CONTINGENCIES AND GUARANTEES

The company has no lease or equipment rental commitments, no contingent liabilities, had issued no guarantees and had not been named as defendant in any lawsuit at June 30, 2015.

## NOTE 8. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at June 30, 2015 or during the year then ended.

NOTE 9. SUBSEQUENT EVENTS

Aubrey Theodore Stautberg, Jr., the sole shareholder and General Securities Principal of the Company, had passed away on April 29, 2015. The Company had notified FINRA of this event at or about that time. The Company has not conducted any securities business since at least April 29, 2015. The executors of Mr. Stautberg's estate have recently secured letters of testamentary from the Court having jurisdiction over Mr. Stautberg's estate. The executors have indicated that they will be deciding the future course of the Company.

# SUPPLEMENTAL INFORMATION

TRIUMPH SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2015

| | |
|---|---|
| Total Stockholder's Equity | $ 124,084 |
| Nonallowable assets | (65,409) |
| Net Capital | 58,675 |
| Aggregate Indebtedness: | |
| Accounts Payable | 5,054 |
| Accrued Expenses | 3,731 |
| Total Aggregate Indebtedness | 8,785 |
| Computation of Minimum Net Capital Requirement: | |
| Minimum Net Capital (The greater of 5,000 or 6.67% of aggregate indebtedness) | 5,000 |
| Excess Net Capital | $ 53,675 |
| Ratio of Aggregate Indebtedness to Net Capital | 0.15 to 1 |

No material differences existed between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA Filing.

TRIUMPH SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
JUNE 30, 2015

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i). Accordingly, there are no items to report under the requirements of this Rule.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

## REVIEW REPORT ON MANAGEMENT'S ASSERTION LETTER

To the Board of Directors of
Triumph Securities Corporation

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Triumph Securities Corporation (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that Triumph Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
August 24, 2015

# TRIUMPH SECURITIES CORPORATION

555 Fifth Avenue, 15th Floor
New York NY 10017

212.850.2530
212.490.7446 facsimile
triumphsec@aol.com

## Assertions Regarding Exemption Provisions

We, as members of management of Triumph Securities Corporation ("the **Company**"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception throughout the period from July 01, 2014 through June 30, 2015.

**Triumph Securities Corporation**
By:

Estee C. Dorfman
Ms. Estee C. Dorfman
FINOP

8-24-2015
Date